October 26, 2006

Mail Stop 4561

Michael Guirlanger
Chief Executive Officer
Language Access Network, Inc.
3273 E. Warm Springs
Las Vegas, NV 89120

Re: Language Access Network, Inc.
         Registration Statement on Form 10-SB
         Filed September 29, 2006
         File No. 0-33058

Dear Mr. Guirlanger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
Part I
Item 1. Description of Business, page 1
Business Development, page 3

1. Here or elsewhere, as appropriate, such as in your plan of operation discussion, please more fully discuss the merger with Preciss LLC to disclose the material terms of the

merger and the resulting management of the surviving company. Pursuant to Item 601(b)(10)(i) of Regulation S-B, please file a copy of any agreements related to the merger as exhibits to your registration statement.

2. We note your disclosure regarding the proof-of-concept pilot project with the Ohio State University Medical Center. Please provide us support for your statement that the pilot project was "deemed successful" by the Ohio State University Medical Center such as a written acknowledgement by the medical center. Please further update your disclosure regarding the expansion by the end of 2006 and clarify as to whether this expansion and your current service in the five departments relate to the continuing of the pilot project or are, in fact, sales of your service offerings to Ohio State University Medical Center as a result of the successful pilot.

3. We note your use of market statistics that you appear to use as your own such as those statistics found in the last paragraph on page 3. Please provide us support for each such statistic set forth in your registration statement. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. We further note certain information that you have referenced to a third-party source such as the information by U.S. English Inc. on page 5 and Dr. Dirk G. Schroeder on pages 5 and 6. Please provide similar support for such information.

The Need for Our Interpretation Services, page 5

4. Please elaborate on how your service offerings are "high quality, regulatory compliant and available to the patient much quicker" when compared to the other services or means of interpretation you previously discuss.

Overview of Operations, page 7

5. Please elaborate on your reference to "answer points" as a component of costs of services.

6. Please further explain what your uniform processes and standards of quality performance are and how such processes and standards provide you with a competitive advantage in building a global network of employees and linguistic agents.

Distribution Methods of Services, page 8

7. Please provide us an analysis as to whether the services contract with AT&T needs to be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B.

8. We note your prior disclosure regarding your plan to hire a global network of employees and linguistic agents. You appear to be suggesting that your interpreters will not necessarily be located in your Ohio operations center. If so, please discuss here or elsewhere, as appropriate, in greater detail how you plan to provision interpretation services to your customers with your interpreters located elsewhere from your operations center.

9. Here or elsewhere, as appropriate, please elaborate on whether your service offerings includes the installation and implementation of the necessary wireless system in the facility for use with your MARTTI units.

Manufacturing, Order Fulfillment and Customer Support, page 9

10. Please advise us when you intend to identify and select a manufacturer for your units.

Consumer Market, page 10

11. Please expand your discussion here to explain why consumers would be interested in your video interpretation services.

Approvals, Certifications and Regulation, page 11

12. Please advise us whether your interpretation services through your MARTTI units require filings with or approvals from the U.S. Food and Drug Administration.

Acquisitions, page 13

13. Please disclose whether you have any plans, proposals or arrangements with respect to any prospective acquisitions. If so, please provide a materially complete discussion of such prospective acquisition and file any correspondence or agreement related to such prospective acquisition as an exhibit to your registration statement. If you have no specific plans, proposals or arrangements with respect to a prospective acquisition, so state.

Risk Factors, page 14

14. Please prepare your risk factor disclosure pursuant to the Plain English requirements set forth in Rule 421(d) under the Securities Act. Please see Item 503 of Regulation S-B for additional guidance. Specifically, please reorder your factors so that those specific to your company appear first, then those specific to your business, and then to companies in general. Please also revise the headings to your risk factors as needed to focus on how the risk will affect the you, your business or the investor.

15. It appears that providing interpretation services in the context of providing medical care may expose you to significant liability as a result of misinterpretations. Please advise whether misinterpretations do present a risk and, if so, provide a risk factor discussing the risk of such misinterpretations and any prior occurrences of misinterpretation that has materially affected the use of your service. Please also elaborate in your business discussion on the training you intend to afford your interpreters in order to lessen the likelihood of misinterpretations. We note your product liability risk factor on page 19.

16. As disclosed on page 43, you currently have 116 record holders of your common stock. Please provide a risk factor discussing the voluntary nature of your registration under Section 12(g) of the Exchange Act and that after the effectiveness of such registration and provided that you have meet the requirements set forth in Rule 12g-4 under the Exchange Act, you may terminate your registration under Section 12(g) at any time. Accordingly, you may end your reporting obligation at any time if you had less than 300 record holders pursuant to Rule 12g-4, for example, and investors in your common stock may no longer benefit from the reporting requirements set forth under the Exchange Act.

If we do not keep pace with our competitors and with market changes…, page 18

17. We note your disclosure that you "have reduced prices in the past in order to expand the market for [y]our services." Please explain to us how you have previously reduced prices on your product when it appears that you have only recently conducted pilot projects for your products. Please reconcile.

Because we are subject to various governmental regulations…, page 19

18. Pursuant to Items 101(b)(8) and (9) of Regulation S-B, please ensure that your disclosure here and elsewhere in your prospectus includes a discussion of all current and probable laws and governmental regulations that are materially applicable to your business and the risks posed by such regulation. Please further revise this risk factor to remove any implication that you are not aware of the current laws and regulations that may materially affect your business.

Item 2. Plan of Operation
Forward-Looking Statements, page 24

19. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with your registration. See Section 27A(a)(1) of the Securities Act and Section 21E(a)(1) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with your registration.

Plan of Operation, page 24

20. We note your reference on page 27 to your first contract signed on September 6, 2006 with a major Florida hospital. This contract appears to be material to your business and would at present represent a significant share of your revenue. Accordingly, please expand your disclosure to provide a materially complete discussion of the terms of the contract and the identity of the hospital. Further, the contract would need to be filed as an exhibit to your registration statement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B. Please revise or advise us otherwise.

21. You subsequently reference your plan to explore other markets in the third and fourth quarter of 2006. Please update your disclosure.

22. Please reconcile your statement that you "were created exclusively to utilize advanced technology to provide a global video language interpretation service" with your disclosure on page 3 regarding your initial focus on "new forms of remote, networked gaming."

23. Please provide additional disclosure regarding your LINGO TO GO service in your business discussion.

24. We note your disclosure on page 29 as well as your risk factor on page 14 regarding your recently commenced and terminated equity offering for $10,500,000. Please expand your disclosure to discuss in greater detail this recent equity offering and why the offering was terminated. We note your disclosure on page 14 that the offering was terminated due to the upward mobility of your stock price. Please elaborate on why this would result in the decision to terminate the offering. Please disclose when the offering was made and when it was terminated and your basis for not having registered this offering under the Securities Act. Please also clarify whether any funds were raised in the offering and, if so, the basis for accepting such subscriptions when the offering was terminated early.

We further note your disclosure here and on page 30 suggesting that the offering has yet to be terminated. Please explain.

Results of Operations, page 29

25. Please explain the reason for each change from period to period in your results of operations discussion and, to the extent material, quantify the impact of each identified source for material changes from period to period. For example, you have identified an increase in your revenue between the three-month period ended June 30, 2006 as compared to the same period in 2005 without explaining the reason for the change or quantifying the impact of such reason. Please review your disclosure in this section in light of this comment. For additional guidance, please see Section III.D of Release No. 33-6835.

26. We note that you have had revenue. Your disclosure elsewhere, however, suggests that you are currently engaged in pilot projects with the Ohio State University Medical Center and Walgreens and that you have signed your first contract on September 6, 2006 with a major Florida hospital. Accordingly, please revise your disclosure as necessary such as in your business or plan of operation discussions to explain how you have derived such revenue.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 34

27. Please confirm that your disclosure conforms to the requirements of Item 401 of Regulation S-B. We note, for example, that your current disclosure does not appear to concisely and specifically account for the past five years with respect to the business experience of your officers and directors.

Compensation to Directors, page 39

28. Please disclose the number of shares subject to options granted to your non-employee directors as compensation for their services. Please see Item 402(f) of Regulation S-B for additional guidance.

Summary of Options Grants, page 39

29. Please provide disclosure pursuant to Item 402(d) of Regulation S-B.

Item 7. Certain Relationships and Related Transactions, page 40

30. Please file a copy of any agreement with Speakeasy Enterprises, LLC as an exhibit.

31. Copies of the convertible notes with Edward Panos or with Panos Industries, LLC should also be filed as exhibits. Please also disclose the amount of interest paid or accrued to date with respect to the outstanding convertible notes and confirm that all material terms of the convertible notes has been provided such as termination date of such notes.

Part II
Item 1. Market Price of and Dividends on the Registrant's Common Equity…
Market Information, page 42

32. Please disclose when your common stock began being quoted on the Pink Sheets and the price information pursuant to Item 201(a)(1)(ii) of Regulation S-B since such date. It appears that your common stock has been quoted for at least six months.

Item 4. Recent Sales of Unregistered Securities, page 45

33. Expand the disclosure in this section to provide the specific facts and circumstances by which you determined that the exemptions named for each of the recent sales applied.

Financial Statements

34. Revise your financial statements to include disclosures required because you are a development stage company. Refer to paragraph 11 of SFAS 7 that outlines the required additional disclosures.

Statements of Operations, page F-3

35. Revise to classify depreciation and amortization expense in the operating expense section of this statement.

36. Describe the nature of the types of expenses classified as "labor."   Explain why these costs are not included in your cost of goods sold or included in your gross profit calculation. Revise.

Note 1 – Nature of business and summary of significant accounting policiesRevenue recognition policy, page F-7

37. You disclose on page 31 your policy for recognizing revenue from service contracts. However, such disclosure is absent from the footnote disclosure on page F-7. Indicate whether you have service contracts with customers. If so, revise to disclose this policy.

38. You disclose on page 7 that revenues are derived primarily from per minute fees charged and that you generally bill customers a monthly service charge. Explain how this revenue policy is addressed by your footnote on page F-7. Further, indicate how you recognize revenue for any hardware and software delivered to your customers. Describe the typical deliverables included in such arrangements and the fee structure (i.e., minimum charges, only per minute fees, fixed and variable fees). Your response should identify the accounting literature that you are applying to those arrangements. See EITF 03-5, SOP 97-2 and EITF 00-21. We may have further comments.

Note 5 – Acquisition of Preciss, LLC, page F-8

39. Revise to provide the disclosures required by paragraphs 51 and 52 of SFAS 141. In addition, indicate the type of consideration exchanged to acquire this company. That is, the statements of cash flows do not present any cash payment to acquire this company. Further, explain why you have not provided audited financial statements for this company pursuant to Item 310(c) of Regulation S-B. Explain whether this company would qualify as a predecessor to your company.

Note 3 – Significant Accounting Policies
Option Payments and Development Costs, page F-13

40. Explain the nature of the expenses associated with "option maintenance and development costs." Cite the accounting literature that you are applying to these transactions.

Note 4 – Notes Payable, page F-13

41. We note that you issued convertible notes payable with a conversion rate of $0.01 per share. Tell us whether these notes contain a beneficial conversion feature. Your response should address the guidance in EITF 98-5 and 00-27.

****

As appropriate, please amend your filing and respond to these comments promptly since your registration statement becomes effective by operation of law within 60 days of filing. You

Michael Guirlanger
Language Access Network, Inc.
October 26, 2006
Page 9 of 9

may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551- 3488 if you have questions regarding financial statements and related matters. Please contact Hugh Fuller at (202) 551-3853 or Daniel Lee at (202) 551-3477 with any other questions. If you require further assistance, please feel free to contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal